EXHIBIT 4.1

AMENDMENT NO. 2 TO

THE PMI GROUP, INC.

OFFICER DEFERRED COMPENSATION PLAN

THE PMI GROUP, INC., having adopted The PMI Group, Inc. Officer Deferred Compensation Plan (the “Plan”) effective as of July 1, 1997, hereby amends the Plan, effective as of January 1, 2005, as follows:

1. Section 3.3 is hereby amended by deleting the last sentence thereof and substituting the following sentence therefor:

“Notwithstanding the foregoing, no more than a total of 250,000 additional shares of Company common stock may be delivered to (a) Participants in this Plan pursuant to Company Contributions credited hereunder on or after the date of the Company’s annual meeting in 2004, and (b) participants in The PMI Group, Inc. 2005 Officer Deferred Compensation Plan pursuant to “Company Contributions” credited thereunder.”

2. A new Section 10.10 is hereby added immediately after Section 10.9 to read as follows:

“10.10 Transfer of Unvested Company Contributions. Notwithstanding any contrary Plan provision, all unvested Company Contributions that were credited to Participants’ Accounts as of December 31, 2004 (as adjusted for deemed investment returns, gains and losses thereon) shall be transferred to The PMI Group, Inc. 2005 Officer Deferred Compensation Plan (the “Successor Plan”) effective as of January 1, 2005 for distribution under the terms of the Successor Plan.”

IN WITNESS WHEREOF, The PMI Group, Inc., by its duly authorized officer, has executed this Amendment No. 2 to the Plan on the date indicated below.

THE PMI GROUP, INC.

By	/s/ Charles Broom
Title:	Senior Vice President